TASEKO ANNOUNCES 30% INCREASE IN QUARTERLY COPPER PRODUCTION

October 7, 2013, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") announces 2013 third quarter total production of 36.7 million pounds of copper and 284,000 pounds of molybdenum at its 75% owned Gibraltar Mine.

Russell Hallbauer, President and CEO of Taseko, commented, “Optimization of the grinding circuits continued in the third quarter, as evidenced by the 30% increase in copper production. Mill availability increased from 83% in the second quarter to 87% in the third quarter. There still remain significant opportunities for further mill throughput increases as we move toward the target availability of 93.5% . Copper production in the third quarter also benefitted from improved recoveries as well as higher head grade.”

“The operations team is continuing to gain a thorough understanding of how to best manage ore feed to the two concentrators and we expect production improvements still to come. Important in this integration is how we will process certain types of ore, with differing characteristics, which may allow the concentrators to function above design capacity. To provide some insight into the benefits of this approach, in the last two weeks of September, the mills processed an average of 95,000 tons per day. Mine to mill optimization is an important factor that can have a material impact on any mine’s operational performance.”

Mr. Hallbauer continued “In the last 12 months, copper production has increased from 21 million pounds per quarter to our latest results of 36.7 million pounds. This 71% increase in production is the direct result of the Company’s disciplined capital spending and execution strategy.”

Total sales for the quarter were 26.7 million pounds of copper and 110,000 pounds of molybdenum (100% basis). The reduced copper sales were a result of a vessel delay at the end of the quarter, resulting in a carryover of 13.6 million pounds of copper inventory (100% basis), which will be included in fourth quarter sales.

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All production figures are reported on a 100% basis.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•

changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•

the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.